Room 4561
				October 12, 2005



Mr. Dennis H. Bunt
Chief Financial Officer
Authentidate Holding Corp.
2165 Technology Drive
Schenectady, NY 12308

      Re:	Authentidate Holding Corp.
		Form 10-K for Fiscal Year Ended June 30, 2005
		Filed September 13, 2005
			File No. 000-20190


Dear Mr. Bunt:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 9A.  Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 52

1. We note your disclosure that "except as described above, management concluded that there has been no change in our internal control over financial reporting during the fourth quarter of fiscal
2005." Please explain to us how you considered the guidance in Item
308(c) of Regulation S-K. In this regard, your disclosure should indicate, if true, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

2. You disclose that a control system "can provide only reasonable, not absolute, assurance" that the objectives of the control system are met. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In addition, explain to us how you complied with the guidance in Section
II.F.4 of SEC Release No. 33-8238.

3. We note that you have reconsidered your positions with respect to certain accounting policies in connection with our review of your filings. For example, you have revised your position related to whether multiple-element arrangements exist in your DocStar offerings and you acknowledged that SOP 97-2 does not apply to your Trac Med arrangements. Notwithstanding that your revisions did not materially affect your historical financial statements, it appears to us that decisions related to whether multiple-elements exist or the appropriate revenue recognition literature to apply to your arrangements are of a fundamental nature and your revised positions represent corrections to the accounting policies and practices that will be applied to future arrangements. Please explain to us how you and your auditors considered the fact that such revisions were required subsequent to June 30, 2005 when reporting that your internal controls over financial reporting were effective as of that date.

Financial Statements

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Goodwill, page F-10

4. Please explain to us how you determined that the remaining goodwill and intangible asset balances were not considered impaired at June 30, 2005. In view of the fact that the goodwill impairment in the Authentidate reporting unit was a result of decreased forecasts in that unit, please address the fact that the AG reporting unit has generated significant operating losses and contrast how the
AG unit performed against forecasts. In addition, please note that any impairment of software development costs should be classified as cost of sales.

Revenue Recognition, page F-11

5. Please explain to us how the "fair value of each element if they are not sold separately" constitutes VSOE as you appear to indicate in the first paragraph of your revenue recognition policy.

6. Please tell us more about the new transaction-based product you offer in the Security Software Solutions Segment. You indicate that unused transactions may be carried over if the customer renews their contract for an additional year. Please tell us whether the unused amounts are refunded if customers do not renew and explain to us how you recognize this revenue. Refer to the authoritative guidance that supports your accounting.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at (202) 551-3730 if you have questions regarding these comments.

Very truly yours,



      Craig Wilson
							Senior Assistant Chief
Accountant
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Mr. Dennis H. Bunt
Authentidate Holding Corp.
October 12, 2005
Page 4